[State Emblem of Ukraine]

Board of the National Bank of Ukraine

RESOLUTION

21 May 2015 Kyiv No. 329

On measures to be taken by PUBLIC JOINT-STOCK COMPANY COMMERCIAL BANK “PRIVATBANK” to ensure entering into transactions on amendment of terms of borrowings under external debt obligations

Taking into account the difficult economic situation in Ukraine, armed hostilities in certain regions of the country, as well as significant restriction on access of Ukrainian banks to internal and external funding, in order to prevent deterioration of financial condition of the PUBLIC JOINT-STOCK COMPANY COMMERCIAL BANK “PRIVATBANK” (hereinafter – the “Bank”), loss of its solvency in connection with performance of external debt obligations, and to ensure compliance with mandatory economic ratios, net foreign exchange position limits and mandatory reserve requirements approved by the National Bank of Ukraine, timely fulfillment of obligations to depositors, uninterrupted settlements and preservation of liquidity of the Bank, as well as considering that payments under external debt obligations may result in failure to fulfill actions regarding increase of capitalization level of the Bank, and to prevent adverse effects on the banking system in general, according to Articles 7, 15, 42, 55 of the Law of Ukraine “On the National Bank of Ukraine”, and Articles 2, 66, 67 of the Law of Ukraine “On Banks and Banking”, the Board of the National Bank of Ukraine resolves:

1.                To oblige the Bank to take measures for entering into transactions to amend the terms of borrowings under external debt obligations of the Bank owed to UK SPV CREDIT FINANCE PLC and STANDARD BANK PLC due in 2015 and 2016, respectively.

2.                Fulfillment by the Bank of the measures set forth in paragraph 1 of this resolution and of the capitalization program of the Bank provided in accordance with the results of stress-testing of the Bank shall be taken into account by the National Bank of Ukraine when reviewing requests of the Bank for the provision of refinancing loans.

3.                First Deputy Governor of the National Bank of Ukraine O.V. Pysaruk and Director of the Department of Banking Oversight S.V. Faber shall control fulfillment of this resolution.

Acting Governor O.V. Pysaruk

[seal of the Department of Corporate Affairs of the National Bank of Ukraine]

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